SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)1

Barfresh Food Group Inc.
(Name of Issuer)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

067532101
(CUSIP Number)

KENNETH NADEL
WOLVERINE ASSET MANAGEMENT, LLC
175 W. JACKSON BLVD., SUITE 340
CHICAGO, ILLINOIS 60604
(312) 884-4400

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
WOLVERINE ASSET MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
6,501,600*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
6,501,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,501,600*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON
IA

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

1	NAMES OF REPORTING PERSONS
WOLVERINE HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
6,501,600*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
6,501,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,501,600*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON
HC

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

1	NAMES OF REPORTING PERSONS
WOLVERINE TRADING PARTNERS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
6,501,600*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
6,501,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,501,600*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON
CO/HC

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

1	NAMES OF REPORTING PERSONS
CHRISTOPHER L. GUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
6,501,600*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
6,501,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,501,600*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON
IN/HC

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

1	NAMES OF REPORTING PERSONS
ROBERT R. BELLICK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
6,501,600*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
6,501,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,501,600*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON
IN/HC

* Including 2,000,000 shares issuable upon the exercise of certain Warrants.

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned on March 23, 2015, as amended from time to time (the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Reporting Persons are filing this Amendment No. 5 to report a decrease in the percentage of common stock owned by the Reporting Persons resulting from an increase in the aggregate number of shares of the Issuer’s common stock outstanding based on information contained in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2016.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The first two paragraphs of Item 5(a) and Item 5(c) of Amendment No. 2 of the Schedule 13D are hereby amended and restated as follows:

(a) Items 8, 10, 11 and 13 of the cover pages of this Schedule are incorporated herein by reference. The securities reported on this Schedule consist of 4,501,600 shares of Common Stock and Warrants to purchase an additional 2,000,000 shares of Common Stock.

The beneficial ownership reported in Item 13 of the cover pages to this Schedule was calculated by dividing (i) the sum of (a) 4,501,600 shares of Common Stock plus (b) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants by (ii) the sum of (a) 100,891,304 shares of Common Stock outstanding as of November 11, 2016, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 21, 2016, plus (b) 15,625,000 shares of Common Stock that were newly issued based on the information contained in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2016, plus (c) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants.

(c) Except as set forth below by the Flagship Fund, there have been no transactions in the securities of the Issuer by any of the Reporting Persons during the past sixty days and since October 7, 2016:

Date	Security	Amount Acquired (Disposed)	Price per share	Where Transaction Effected
10/18/2016	Common Stock	(3,000)	$0.62	Open Market
10/20/2016	Common Stock	(4,500)	$0.57	Open Market
10/25/2016	Common Stock	(1,800)	$0.67	Open Market
10/26/2016	Common Stock	(3,600)	$0.68	Open Market
10/27/2016	Common Stock	(1,800)	$0.75	Open Market
10/28/2016	Common Stock	(3,600)	$0.74	Open Market
11/3/2016	Common Stock	(1,000)	$0.70	Open Market
11/4/2016	Common Stock	(3,600)	$0.73	Open Market
11/9/2016	Common Stock	(500)	$0.68	Open Market
11/10/2016	Common Stock	(1,208)	$0.74	Open Market
11/14/2016	Common Stock	(1,800)	$0.72	Open Market
11/15/2016	Common Stock	(500)	$0.74	Open Market
11/18/2016	Common Stock	(500)	$0.70	Open Market
11/29/2016	Common Stock	(1,800)	$0.75	Open Market
11/30/2016	Common Stock	(1,800)	$0.75	Open Market

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2016

WOLVERINE ASSET MANAGEMENT, LLC

By:	/s/ Kenneth L. Nadel
	Name:	Kenneth L. Nadel
	Title:	Authorized Signatory

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick